VIA EDGAR

October 15, 2015

Re:	Acceleration Request for Centrue Financial Corporation
Registration Statement on Form S-1 (File No. 333-207133)

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:       Jessica Livingston and Erin E. Martin

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the request of our client, Centrue Financial Corporation that effectiveness of the above-referenced Registration Statement be accelerated to 5:00 p.m. , Washington, D.C. time, on October 23, 2015, or as soon as practicable thereafter.

Please call me at (312) 456-3646 with any questions.

Very truly yours,

/s/ Jude M. Sullivan
Jude M. Sullivan

VIA EDGAR

October 15, 2015

Re:	Acceleration Request for Centrue Financial Corporation
Registration Statement on Form S-1 (File No. 333-207133)

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:       Jessica Livingston and Erin E. Martin

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Centrue Financial Corporation hereby requests that effectiveness of the above-referenced Registration Statement be accelerated to 5:00 p.m. , Washington, D.C. time, on October 23, 2015, or as soon as practicable thereafter. In this regard, the Company is aware of its obligations under the Securities Act.

The Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Centrue Financial Corporation

By:	/s/ Daniel R. Kadolph
Name: Daniel R. Kadolph
Title: Chief Financial Officer